September 30, 2011

Via Edgar

Ms. Tamara Tangen, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:          ASAP Expo, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed August 11, 2011
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2011
Filed August 11, 2011
File No. 001-34294

Dear Ms. Tamara Tangen,

On behalf of ASAP Expo, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated September 16, 2011 (the “Letter”) regarding the Company’s Annual Report on Form 10-K/a for the fiscal year ended December 31, 2010 (the “Form 10-K”) filed on August 11, 2011 and the Company’s Quarterly Report on Form 10-Q/A for fiscal quarter ended March 31, 2011 (the “Form 10-Q”) filed on August 11, 2011.

We have made every effort to address your observations and recommendations included in the Letter where appropriate. For your convenience, we have included below in italics the original text of your comments from the Letter followed by our response.

Table of Contents, page 3

1. Notwithstanding your response to prior comment 4, both your Forms 10-K/A and 10-Q/A filed on August 11, 2011 continue to present an incorrect table of contents and order of disclosures. Please ensure that all future filings include each of the required sections and captions as set forth in the form requirements. Refer tohttp://www.sec.gov/about/forms/secforms.htm#1934forms.

Response: Thank you for the notification and we confirm we will update and use the correct table of contents and order of disclosures for future filings.

Evaluation of Controls and Procedures, page 20

2. Your response notwithstanding, you continue to have two evaluations of disclosure controls and procedures disclosed. The first, in the last paragraph on page 20 and the second, in the first paragraph on page 21. Inclusion of two disclosure controls and procedures reports may be confusing to readers. Please confirm, if true, that in future filings, please assess which of the paragraphs best meets the requirements of Item 307 and exclude the other.

Response: Thank you for the notification and we confirm we will update and use the correct disclosure controls and procedures for future filings that best meets the requirements of Item 307.

3. We note your continued belief that your disclosure controls and procedures were effective as December 31, 2010. In your response you refer to your belief that going forward you will be “in position to perform and complete its report on internal controls effectively due to the use of the correct Form as advised by the SEC Comment letters”. It does not appear that you understood the nature of our prior comment which dealt with the effectiveness of disclosure controls and procedures. Neither of these assessments is related in any way to the Form on which you file your annual report. Since you did not include your assessment of internal controls over financial reporting, we do not believe that your disclosure controls and procedures were effective.

Response: I don’t believe we need to file another amendment as the following has been added to each of the filings referenced above.  If there is anything else that is needed to disclose our internal controls, please let us know.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report. Based on this evaluation, our President and Chief Financial Officer concluded as of December 31, 2010 that our disclosure controls and procedures were effective such that the information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

Evaluation of and Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our President and Chief Financial Officer have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO). Based on this evaluation, management concluded that, as of December 31, 2010, our internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Changes in Internal Control over Financial Reporting

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this Annual Report.

There have been no changes in internal controls, or in factors that could materially affect internal controls, subsequent to the date that management completed their evaluation.

Please do not hesitate to contact the undersigned at (213) 625-1200 if we can be of further assistance. We thank you in advance for your customary courtesies.

Sincerely,

/s/ Frank Yuan
Frank Yuan
CEO
ASAP Expo Inc.